

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Mr. Joseph J. DeAngelo
Chief Executive Officer
HD Supply, Inc.
3100 Cumberland Boulevard
Suite 1480
Atlanta, Georgia 30339

> **Re: HD Supply, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2012**
> **Filed March 23, 2012**
> **File No. 333-159809**

Dear Mr. DeAngelo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page 61

Note 14 – Commitments and Contingencies, page 88

Internal Revenue Service, page 89

1. Please tell us whether the disallowed deductions by the IRS from their formal Revenue Agents Report are included in the uncertain tax position liability and if not, please explain why. Additionally, please disclose the amount of reasonably possible loss in excess of the amount accrued for this particular matter. Refer to ASC 740-10-50-15d.

Exhibit 31.1 Certification

2. Please revise the introductory language in paragraph 4 to refer to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please also revise paragraph 4.b. to conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief